UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

End of Buyback Programme

Pearson plc (the Company) announces that following the purchased ordinary shares on Friday, 16 February 2018, the Company's £300 million share buyback programme managed by Citigroup Global Markets Limited and J.P. Morgan Securities plc which was announced on 17 October 2017 was completed in accordance with its terms. In aggregate between 18 October 2017 and 16 February 2018, the Company repurchased 42,835,577 ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 FEBRUARY 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary